UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXPLANATORY NOTE

Certain announcements were made by us and by AMTD Digital Inc. (NYSE: HKD), our subsidiary, on April 30, 2024. Copies of these announcements are attached as exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – AMTD IDEA Completed Its Auditor Rotation Process

99.2	Press Release – AMTD Digital Recorded Solid Half Yearly Performance

99.3	Press Release – AMTD Digital Announces Change of Fiscal Year End

99.4	Press Release – AMTD Group Inc. Announces the Adoption of A Completely Independent and Non-Executive Board Structure And An Innovative CEO Rotation System Across the Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: April 30, 2024